                                                           September 29, 2005




Ms. Carmen Moncada-Terry

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549


                                         Re:   Kahiki Foods, Inc. Registration
                                               Statement on Form SB-2
                                               File No. 333-126268




Dear Ms. Moncada-Terry:

         Pursuant to Rule 461, we hereby request that the effective date of the above referenced Registration Statement be accelerated to become effective at 3:00 p.m., Thursday, September 29. 2005, or as soon thereafter as possible. Kahiki Foods, Inc. hereby acknowledges that:

    o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

    o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                               Very truly yours,

                                               KAHIKI FOODS, INC.

                                               /s/Alan L. Hoover

                                                Alan L. Hoover, Acting President